14005379

No Act
PE 12/6/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 21 2014
Washington, DC 20549

February 21, 2014

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Act: 1934
Section: ~~14a-8 (i)(5)~~
Rule: 14a-8 (i)(5)
Public
Availability: 2-21-14

Re: AT&T Inc.
Incoming letter dated December 6, 2013

Dear Mr. Wirtz:

This is in response to your letters dated December 6, 2013 and January 14, 2014 concerning the shareholder proposal submitted to AT&T by Harrington Investments, Inc. on behalf of Neil Maizlish. We also have received letters on the proponent's behalf dated January 8, 2014 and January 22, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

February 21, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: AT&T Inc.
Incoming letter dated December 6, 2013

The proposal requests that the board review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to AT&T, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

## SANFORD J. LEWIS, ATTORNEY

January 22, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to AT&T Requesting Board of Directors to review its duties and opportunities for protecting the privacy rights of Americans

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

Neil Maizlish (the "Proponent") has submitted a shareholder proposal to AT&T Inc. (the "Company") requesting that the Board review the company's policies and procedures relating to directors' moral, ethical and fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens. I have been asked by the Proponent to respond to the supplemental letter dated January 14, 2014 sent to the Securities and Exchange Commission by Wayne A. Wirtz. A copy of this letter is being emailed concurrently to Mr. Wirtz.

In its latest letter the Company regurgitates its prior assertions that the proposal is vague and indefinite. We stand by our prior letter. No shareholder would have difficulty understanding the thrust, intention or guidelines of the Proposal. All terms contained therein are readily ascertainable, and part of the normal parlance of shareholders on corporate social responsibility. Issues related to civil rights and telecommunication companies have occupied front-page news for months now. As such, there could be little confusion by shareholders or the management regarding the focus and scope of the review and report sought by the Proposal.

The thrust of this proposal is also particularly poignant today, the day in which AT&T's competitor Verizon has published a transparency report doing what AT&T has said it would not do, namely, include a discussion of classified information. In contrast to AT&T's posture[1] of refusing to address disclosure of national security matters, Verizon negotiated special permission[2] from the federal government to include some information regarding one of the major public concerns regarding protection of privacy, the information disclosed pursuant to FISA letters.

[1] http://www.prnewswire.com/news-releases/att-update-on-government-surveillance-position-236750591.html
[2] http://transparency.verizon.com/us-data

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333

The proponent believes this illustrates the failure of the AT&T board and management to stake out a leadership position as an advocate of citizens' privacy rights; the need to strengthen board oversight on these matters has never been clearer.

We hope the Staff will concur that the Company has not demonstrated that the Proposal is excludable.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Neil Maizlish
John Harrington
Wayne A. Wirtz, AT&T

Wayne Wirtz
Associate General Counsel
Legal Department
AT&T Inc.
208 S. Akard St., 30th Floor
Dallas, TX 75202
Tel: 214-757-3344
Fax: 214-746-2273
wayne.wirtz@att.com

January 14, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: AT&T Inc. – Supplemental Request to Exclude Shareholder Proposal Submitted by Harrington Investments, Inc. on behalf of Neil Maizlish

Ladies and Gentlemen:

On December 20, 2013, AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), submitted a letter stating its intent to exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Harrington Investments, Inc. on behalf of Neil Maizlish (the "Proponent").

On January 8, 2014, counsel for Proponent, Sanford J. Lewis, submitted a response to our December 20, 2013 submission (the "Response").

We are submitting this letter to reiterate our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

**THE PROPOSAL**

The Proposal is entitled "Engaging the Board of Directors to Protect Americans' Civil Rights." Following several "Whereas" clauses, the Proposal sets forth the following resolution to be voted on by shareholders at the 2014 Annual Meeting:

> "Therefore Be It Resolved: Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual

shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight."

**ARGUMENT**

***The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.***

In our December 20, 2013 letter, we stated our view that the Proposal is excludable under Rule 14a-8(i)(3) because it is fundamentally vague and indefinite in its treatment of the essential elements of the review requested of the Company's directors and the external standards by which the scope of their review is to be measured. The heart of the Proposal is that "the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution,..."

The Response does not clarify the Proposal's vagueness and indefiniteness. For example, in our December 20, letter, we stated that:

> "The terms "moral, ethical, and legal fiduciary" also modify "opportunities" – resulting in a phrase that, in its application to corporate directors and to corporate governance generally, is entirely novel and without precedent. AT&T does not have any policies and procedures relating to directors' "moral, ethical and legal fiduciary...opportunities." We strongly doubt that shareholders voting on the Proposal would understand what "moral, ethical and legal fiduciary...opportunities" are – we do not know what they are – and we do not believe that we could take any action on this aspect of the Proposal with reasonable certainty that we are adhering to the Proposal."

The Response attempts to explain the use of the term "opportunities" as follows: the Response first states that "opportunity is easily understood as the inverse of/a complementary concept to risk – different sides of the same coin." The Response then goes on to discuss that "risk" and "opportunities" are "two parts of one whole concept" and even points out that the two terms are often used together. The Response concludes that, "Therefore, the use of the term 'opportunities' is understandable by the shareholders and the Company alike. It is the mere counterpoint to 'moral, ethical and fiduciary risks.'"

We have difficulty understanding this explanation because it does not address how the term "opportunities" is used in the Proposal, and because the Proposal does not use the word "risk" anywhere. The object of the Board's review is to be "the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities." If the use of "opportunities" can be explained and understood only by reference to "risks," then the absence of "risks" in the Proposal is a materially misleading omission. And even if "risks" had been included somewhere near the term "opportunities," we would still be left with the phrase, "moral, ethical and legal fiduciary duties and opportunities," which we do not understand and about which we do not believe there is common understanding. Indeed, the Response attempts to rewrite this phrase as: "morality, ethics and fiduciary duties and opportunities". <u>See</u>

Response at 5. But that is not how the Proposal is worded: "moral, ethical and legal fiduciary" modify "duties and opportunities." The Proposal reads, "moral, ethical and legal fiduciary duties and opportunities." And so we are left puzzling over what constitutes a moral opportunity, an ethical opportunity and a legal fiduciary opportunity. The Response notwithstanding, we continue to be of the view that the Proposal fails to describe or define in any meaningfully determinate way what is meant by "moral, ethical and legal fiduciary duties and opportunities."

In addition, we continue to believe that the Proposal fails to provide any guidance with respect to the scope of the constitutional privacy rights or how the Company should ensure that such rights are protected. On this point, the Response says the following: "AT&T is currently an instrumentality through which its customers' constitutional privacy rights are allegedly being breached. Voluminous media coverage of this issue provides all the context necessary to understand the 'privacy rights' implicated by the Proposal."

In SLB No. 14B, the SEC Staff stated that, in evaluating whether a proposal may be excluded pursuant to Rule 14a-8(i)(3), the SEC Staff considers only the information contained in the proposal and supporting statement to determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. In other words, AT&T shareholders should not have to read the "voluminous media coverage of this issue" in order to obtain the "context necessary to understand the 'privacy rights' implicated by the Proposal." The Response readily acknowledges that the Proposal, in and of itself, does not supply this context.

In short, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what should or should not be reviewed and reported on pursuant to the terms of the Proposal. The Proposal, therefore, should be excluded pursuant to Rule 14a-8(i)(3) on the basis that it is so vague and indefinite as to be inherently misleading.

## CONCLUSION

Based upon the foregoing analysis and our December 20, 2013 letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Sincerely,

Wayne Wirtz

Wayne Wirtz

cc: Sanford J. Lewis

## SANFORD J. LEWIS, ATTORNEY

January 8, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to AT&T Requesting Board of Directors to review its duties and opportunities for protecting the privacy rights of Americans

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

Neil Maizlish (the "Proponent") has submitted a shareholder proposal to AT&T Inc. (the "Company") requesting that the Board of Directors review the company's policies and procedures relating to directors moral, ethical and fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens.

I have been asked by the Proponent to respond to the letter dated December 6, 2013 sent to the Securities and Exchange Commission by Wayne A. Wirtz, Associate General Counsel for the Company (hereafter "the Company letter"). In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rule 14a-8(i)(3), Rule 14a-8(i)(10) and Rule 14a-8(i)(7).

Based upon the relevant rules, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials. It is not excludable by virtue of Rule 14a-8(i)(3), Rule 14a-8(i)(10) or Rule 14a-8(i)(7). A copy of this letter is being emailed concurrently to Mr. Wirtz.

---

The Proposal (included in its entirety in Exhibit A) requests that the board of directors review the company's policies and procedures **relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution**, and issue a report which may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the standards for directors' and officers' conduct and company oversight.

The Proposal has arisen as the Company finds itself embroiled in a high profile controversy alleging telecom company cooperation in conveying the calling records of millions of American and foreign citizens to various federal, state and local government

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

entities, and in some instances, call content as well. In light of this controversy, the Proponent believes that the Board of Directors should take a more proactive role in making the company a ***leader*** in promotion and defense of citizens' rights of privacy

The Company asserts that the proposal is excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite. However, in the context of recent controversies, neither shareholders nor the company would have difficulty discerning the meaning of the terms of the proposal, or the type of review of the board's role that the proposal is requesting. Therefore, the proposal is not impermissibly vague, and is not excludable under Rule 14a-8(i)(3).

Second, the Company asserts that it has substantially implemented the proposal. However, none of the activities or disclosures cited by the Company address the requests of the proposal to review the extent of directors' responsibilities and opportunities regarding oversight of the Company's role on privacy rights. Therefore, the proposal is not excludable under Rule 14a-8(i)(10).

Finally, the Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the ordinary business of the Company. However, the proposal addresses a significant policy issue that transcends ordinary business, the current controversy alleging telecommunication company cooperation in violating citizens privacy rights. This qualifies as significant policy issue given its front page status, and high level of Presidential, Congressional and media engagement. Therefore the proposal subject matter is not excludable.

Further, the nexus of this issue to the Company is very clear. The issue has significant impact on the company's business relationships and prospects, as customer expectations of trust and privacy have already been undermined by the developments to date. The Proposal does not micromanage the Company's activities nor relate to matters of compliance. The issues raised by the Proposal are fundamental questions of leadership, not focus on the details of compliance.

Thus, the Proposal is not excludable pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(10).

## BACKGROUND

AT&T and other telecoms are a focus of the raging controversy regarding the degree to which telecom and government cooperation in sharing consumer records violates citizens privacy rights.

In December 2005, *The New York Times* and other media organizations reported that AT&T had an agreement with the federal government, **dating back to 2001**, to systematically gather information flowing on the internet through the Company's network. [1] Following those reports, more than 40 lawsuits were filed against communications carriers, including AT&T, collectively seeking "hundreds of billions of dollars in damages," according to the Harvard Law Review. AT&T subsequently benefited from retroactive immunity provided by the Foreign Intelligence Surveillance Act (FISA) Amendments Act of 2008. At issue was whether the company had facilitated warrantless surveillance by the federal government between 2001 and 2007, and so doing violated citizens' privacy rights.[2]

The issue has persisted in public attention, and gained additional visibility, in June 2013 when media reported that Edward Snowden leaked a court order showing that the National Security Agency (NSA) was collecting the telephone data records of millions of United States customers.

Controversies surrounding the Company's involvement with government requests for information extend beyond its alleged participation in NSA-related programs. In 2013, the *New York Times* reported on a relationship between AT&T and U.S. Drug Enforcement Agency that has existed since 2007 including allegations that the government pays AT&T to place its employees in drug-fighting units around the country.[3]

As with the news regarding the NSA, the revelations regarding the placement of AT&T staff in DEA offices seemed to go beyond the arms length relationship between the Company and government agents that consumers might expect. To the Proponent, it raises the issue of what the role of the Board of Directors is, and should be, to ensure that the company is proactive and in a leadership role in asserting citizens rights to privacy.

President Obama commissioned the Review Group on Intelligence and Communications Technology (a special advisory committee) in August 2013 to make recommendations regarding the issues raised regarding national surveillance of telecom communications.[4] Among other things, the Review Group's December 2013 report, ***Liberty and Security in a Changing World,*** [5] recommends that the ***telecommunication companies or third parties***, rather than the government, be tasked with retaining data on behalf of US intelligence agencies, and conduct inquiries of that data on behalf of government, rather than delivering that data in bulk to government agencies.

Two lawsuits in 2013 have so far come to opposite conclusions regarding the constitutionality of the NSA's approach to accessing customer calling records. In *Klayman v. Obama*, 1:13-cv-00851-RJL (D.D.C., Memorandum Opinion filed December 16, 2013). Judge Richard J. Leon, Federal District Court for the District of Columbia noted:

[1] The media reports, later substantially verified, were based on disclosures by a retired former AT&T technician.
[2] http://www.fas.org/sgp/crs/intel/RL34600.pdf
[3] Scott Shane, *Drug Agents Use Vast Phone Trove, Eclipsing NSA's*, September 1, 2013.
http://www.nytimes.com/2013/09/02/us/drug-agents-use-vast-phone-trove-eclipsing-nsas.html
[4] The recommendations were made public on December 18, 2013
[5] *Liberty and Security in a Changing World*, Report and Recommendations of The President's Review Group on Intelligence and Communications Technologies, December 12, 2013.

> "I cannot imagine a more 'indiscriminate' and 'arbitrary' invasion than this systematic and high-tech collection and retention of personal data on virtually every single citizen for purposes of querying and analyzing it without prior judicial approval... Surely, such a program infringes on 'that degree of privacy' that the founders enshrined in the Fourth Amendment."

That court issued a preliminary injunction, stayed pending appeals. If the injunction becomes effective, it would end current NSA telecom provision of metadata and require erasure of the data from federal government records.[6]

In contrast, another Federal District court (SDNY) in *ACLU v. Clapper* ruled on December 27, 2013 that the NSA metadata program was legal, in response to an ACLU challenge that focused on the constitutionality of the program.[7]

In the opinion of the Proponent, based on available information, the Company's public posture has been largely as a passive recipient of government information requests, and not one of taking active and public leadership to protect citizens'rights of privacy. The Proponent therefore believes that the Board of Directors needs to step up its oversight of these issues, to move the company from its reactive role to one of leadership. Clearly, the board's role is driven by its understanding of its relationship to shareholders, management and society. These relationships involve and intertwining of ethics, morality and fiduciary duties, as well as related opportunities. The current Proposal calls for the Board to reevaluate those arrangements, and to identify opportunities for a more proactive stance.

## ANALYSIS

### 1. The Proposal is not excludable as vague or indefinite.

Although the Company asserts that the proposal is so vague and indefinite to be misleading, the provisions of the proposal are sufficiently clear to be understood by both the shareholders voting on the proposal and the Company implementing it. "Moral, ethical and fiduciary duties" are commonly understood concepts, particularly among voting shareholders. So is the concept of opportunities. The constitutional right to privacy is also part of the public vernacular, and is especially clear in the context of the Proposal. Neither the shareholders nor the Board of Directors would have any difficulty determining with reasonable certainty what actions and measures the proposal requires.

---

[6] The court's preliminary injunction included (1) barring the Government from collecting, as part of the NSA's Bulk Telephony Metadata Program, any telephony metadata associated with the plaintiffs' Verizon accounts and (2) requiring the Government to destroy any such metadata in its possession that was collected through the bulk collection program. The court issued a six month stay of effectiveness of its ruling pending the government's appeal, anticipated to ultimately reach the Supreme Court.

[7] http://abcnews.go.com/US/wireStory/ny-judge-rules-nsa-phone-surveillance-legal-21348222

**The concepts of "morality, ethics and fiduciary duties and opportunities" are readily understood by shareholders and the Company.**

Concepts of "morality, ethics and fiduciary duties and opportunities" are part of the vernacular of and between voting shareholders and the Company. The field of "business ethics," which is well known and extensively discussed in academia, the private sector and the public dialogue, largely encompasses these concepts. They are also already part of an ongoing conversation between many companies and their shareholders, including AT&T and its shareholders as illustrated by AT&T's Code of Ethics,[8] Code of Business Conduct[9] and Good Corporate Governance Report.[10] As AT&T explicitly acknowledges on their investor relations website, "good corporate governance is a necessary foundation for ethical and responsible business practices and is directly related to business success."[11]

**Morality and Ethics**

According to their standard definitions, morality refers to concepts of right and wrong, ethics are the principles and systems developed based on moral values. Fiduciary duties such as the duties of loyalty, care and good faith are legal frameworks geared towards holding directors morally and ethically accountable for specific relationships.

Scholars of legal theory including H. L. A. Hart, Lon Fuller, and Ronald Dworkin have famously debated the relationship of these three concepts. Moral, ethical and fiduciary duties are complementary and interrelated concepts which, taken together, pose a specific and comprehensive question about the Company's view and practices regarding how the board sees its role regarding protection of citizens' privacy rights.

"Morality" is not, as the Company suggests, a distinct *standard* of conduct, nor is it redundant. It is an interrelated concept used to more fully encompass the questions being raised by the Proponent. Further, to suggest, as the Company has, that the shareholders must articulate a full framework of values in order for the term "moral" to have any specific meaning misses the point. The directors' sense of right and wrong, how those values are systematized, and what if any part of that is a legal obligation are precisely the questions that the Proponent seeks to raise.

Ethical risks include the loss of customer's trust. That in turn threatens brand loyalty, which directly affects shareholder value.

**Fiduciary Duties**

Existing fiduciary duties logically apply to questions relating to the director's role in protection of customers' constitutional privacy rights. As the second largest wireless carrier in the

[8] AT&T Code of Ethics, available at: http://www.att.com/gen/investor-relations?pid=5595
[9] AT&T Code of Business Conduct, available at: http://www.att.com/Common/about_us/downloads/att_code_of_business_conduct.pdf
[10] AT&T Good Corporate Governance Report, available at: http://www.att.com/Common/about_us/files/csr_2012/good_corporate_governance.pdf
[11] AT&T Good Corporate Governance Report

U.S.A., privacy issues go to the very heart of AT&T's business operations. Indeed, AT&T has acknowledged as much explicitly: "Maintaining the confidentiality of communications is, and always has been, a crucial part of our business." "Preserving our customers' trust by safeguarding their private data is essential to our reputation."[12] Specifically, the duty of care and of good faith may both potentially compel directors to protect customers' constitutional rights.

First, the duty of care may require directors to thoroughly investigate the implications of sharing customers' data, legal, reputational and otherwise. The duty of care requires directors to inform themselves, "before making a business decision, of all material information reasonably available to them."[13]

Second, the requirement of good faith may also compel directors to protect the constitutional privacy rights of its customers due to the substantial reputational risks that may arise. Good faith "includes not simply the duties of care and loyalty...in the narrow sense... but all actions required by true faithfulness and devotion to the interests of the corporation and its shareholders."[14]

Third, the fiduciary's duty of candor can affect the degree of responsibility to disclose matters in his or her knowledge, including, a duty to engage in communications that are not misleading regarding the degree to which the Company is standing up for privacy rights, or is acting solely in a defensive posture, especially, when the corporation's reputation is at stake.[15]

The Proposal merely requests that the Board conduct its own analysis of these directorial issues, side-by-side with moral and ethical issues, and report their findings to the shareholders. The suggestion that fiduciary duties extend to the protection of customers' privacy is not the source of confusion that the Company suggests.

**Opportunities**

As a matter of semantics, opportunity is easily understood as the inverse of/a complementary concept to risk – different sides of the same coin. Risks tend to generate opportunities; a business opportunity may often also be construed as an opportunity to mitigate risk. Pairing "risks" with "opportunities" is a common treatment in common, legal, corporate and fiduciary usage. Furthermore, the privacy issue in particular presents a set of opportunities that may be described as moral, ethical, fiduciary, and business opportunities.

The conception of risk and opportunity as two parts of one whole concept can be readily found in legislation, regulation, and legal guidance from government agencies. In its elaboration of fiduciary duties, the Employee Retirement Income Security Act required fiduciaries to investigate all relevant "risks *and opportunities*" related to an investment strategy.[16] The

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[12] AT&T Code of Business Conduct
[13] *Smith v. Van Gorkom* 488 A.2d 858 (Del. 1985)
[14] *In re Walt Disney Co. Derivative Litigation* 907 A.2d 693 (Del. Ch. 2005)
[15] http://apps.americanbar.org/buslaw/newsletter/0035/materials/pp4_2.pdf
[16] ERISA

Restatement of Trusts… The SEC guidance letter on the materiality of climate change in financial reporting by public companies requires the disclosure of climate related "risks and opportunities."[17] Indeed, failure to disclose risks associated with "opportunity cost" may present an incomplete picture of the material risks facing a company.

There is a particular set of opportunities created by the issue at hand, namely the protection of the constitutional privacy rights of U.S. citizens. Growing public concern regarding the privacy of ISP and telecom customers, especially in the wake of the Snowden revelations, presents serious business risks as addressed above. But those risks present corresponding opportunities to take a proactive position on the issues. Protecting customers' privacy and providing transparency around privacy issues has the potential to build brand loyalty and even grow market share. These opportunities are made clear by the overwhelming public response to the documents leaked by Snowden, consumer demand for transparency, and the strongly negative press the NSA program has received.

Therefore, the use of the term "opportunities" is understandable by the shareholders and the Company alike. It is a mere counterpoint to "moral, ethical and fiduciary risks." The present issue of customer privacy is particularly ripe with opportunities to offset the risks discussed above and to protect and grow long-term shareholder value. Those opportunities may similarly be construed as "moral, ethical or fiduciary" in nature.

**Constitutional right to privacy**

The constitutional right to privacy, is a clear concept for purposes of the shareholder and company consideration or implementation of the Proposal, especially given the context of AT&T's controversial involvement in sharing information with the government. AT&T is currently an instrumentality through which its customers' constitutional privacy rights are allegedly being breached. Voluminous media coverage of this issue provides all the context necessary to understand the "privacy rights" implicated by the Proposal.

The media coverage of the NSA controversy and privacy issues more generally affected by AT&T's business practices provides further clarity to the Proposal. In addition to the headline coverage AT&T has received regarding its privacy policies, updates to those policies and its provision of metadata to the NSA, the media has also provided a forum for a broader conversation about the role of tech giants and the fundamental U.S. right to privacy.

AT&T has specifically drawn headline coverage for its privacy practices. An article in the LA Times addressed AT&T's updated privacy policy as of 2006, in particular the new language that made AT&T the "owner" of its customers' data (*AT&T Revises Privacy Policy*, LA Times 6/22/06). This was clearly read by the media to be a response to the NSA controversy. There are also ample instances of other privacy rights potentially impinged upon by AT&T's business practices. A recent article in the Washington Post discusses AT&T's new approach to paying for the right to mine its customers' personal information (*How Much is Your*

[17] SEC Climate Change Guidance

*Privacy Worth? $350 a Year, According to AT&T*, Washington Post 12/11/13). The question of the meaning of "constitutional privacy rights" and how/where they intersect with AT&T's business is thus sufficiently clear.

These conversations about privacy provide further clarity and context to the privacy rights referenced in the Proposal. While the solutions may as of yet be quite unclear, the issues presented by AT&T's business model and the Proposal are sufficiently clear. Responding to the NSA controversy, former FCC official Bob Atkinson said, "the laws are murky, the ethics are murky." The questions being raised, on the other hand, are not.

The actions and measures required by the Proposal are readily ascertainable by both the voting shareholders and the Company.

**2. The Company's actions do not substantially implement the Proposal.**

The Company next argues that the proposal has been substantially implemented and therefore is excludable pursuant to Rule 14a-8(i)(10). However, in making this argument, the Company clearly mischaracterizes the core elements of the Proposal.

The core of the proposal is a fresh review of directors' roles and duties when it comes to oversight of the Company's handling of the right to privacy.

But instead, the Company points to its existing committee structures and publications as having constituted first, "*a review of company policies and procedures* relating to the protection of customer communications records" and secondly "providing a report on its findings." Neither of these elements relate to the core request of the Proposal, which is to reevaluate the extent or directors' moral, ethical or fiduciary duties or opportunities to better advance the Company's role in protection of consumers constitutionally protected rights of privacy.

In the *Company Letter*, page 5, the company mischaracterizes the proposal as involving a "review of the company's policies and procedures" relating to protection of "privacy rights of American citizens." This description simply omits the core intention of the proposal, which call for a review of *directors' roles*, not to review company policies and procedures in general.

Although it is salutary that the Company has committees addressing social responsibility and sustainability, and that those committees from time to time discuss privacy issues, this is not what the proposal requests. The Proposal requests an evaluation of directors' roles, with a clear intent to elevate attention and oversight in the area of privacy rights. Such a review seems fully justified by the recent history, as well as by impending public debates which (as will be discussed further below) are poised to result in the Company playing a ***larger role in data mining on behalf of the government. Such a role places the company even more at the center of the public debate regarding privacy rights, and stakes the company's reputation and public trust on whether it is truly a leader in protecting such rights.***

*The thrust and purpose of the proposal is for the board to exercise greater leadership in steering the company toward a proactive role as a defender of consumer privacy, and for there to be transparency regarding this reorientation.*

Similarly, the "disclosures" that the Company Letter addresses in page 7 do not express or evaluate the ethical, moral or fiduciary duties of the Board. Instead, they describe the Company's public posture and internal policies on protecting consumer privacy. These are the type of issues that the Proponent believes the board should be aggressively scrutinizing and strengthening. Mere disclosures of these policies in no way implements the request of the Proposal for review of the board's role.

**3. The Proposal is not excludable as relating to the Company's ordinary business.**

**Long-standing SEC policy bars ordinary business exclusion of shareholder proposals addressing a significant policy issue.**

Finally, the Company asserts that the resolution is excludable because it relates to the Company's ordinary business operations. While Rule 14a-8(i)(7) permits companies to exclude from proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that proposals relating to significant social policy issues transcend day-to-day business matters and raise issues so significant that they must be allowed to face a shareholder vote. The present matter is an exemplar of such a Proposal.[18]

**The subject matter, citizen privacy rights, has become a significant policy issue that transcends ordinary business.**

In the present instance, the level of engagement by media, legislators, the president and the public on these issues of trust and transparency is exemplary of a significant policy issue. Even though topic of citizen privacy rights under other circumstances might be seen as addressing a routine managerial or compliance issue, the emergence of this issue as a matter of substantial public controversy has elevated this to a transcendent policy issue, taking it out of the realm of ordinary business. It has become clear that the Company is a major participant in public debate and action that could determine the shape of citizens rights for centuries to come.

[18] The SEC Staff explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in Roosevelt v. E.I. DuPont de Nemours & Co., 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427. Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and **do not involve any substantial policy or other considerations**, the subparagraph may be relied upon to omit them." Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

In its no-action request to the Staff, the Company asserts that the Proposal's concerns over citizen privacy rights do not focus on a significant public policy issue because, the Company suggests that this is a short-term or perhaps passing issue of concern and debate, as the Company's letter suggests ***"this issue has not been seasoned by the test of time."*** *Company Letter*, page 11. In addition, the Company asserts that the focus of public concern is on government policy, rather than corporate policy.

Both of these assertions are contradicted by the evidence. As noted above in the background section, this issue has occupied a great deal of public, media and congressional attention beginning at least as early as 2005. Furthermore, the recent recommendations of the Presidential Review Group ensure that the issue of protection of customers' privacy rights will continue to be controversial and a subject of debate for sometime to come.[19]

When it comes to a focus on company or government activities, the media coverage has been fairly divided between both. The Company's assertion of a government-only focus is contradicted by the numerous media reports, domestically and internationally noted above, and by the actions of multiple members of Congress.[20] The *responses* of communications carriers to government information requests, as well as their apparent lack of legal resistance to those requests,[21] have been the subject of numerous news reports and analyses, as well as proposed legislation in the U.S. Senate and House of Representatives affecting the rights, liabilities and roles of the providers.

A key recommendation of the review group would shift the duties of retaining and retrieving customer data from the NSA to the telecom companies or perhaps a third party, increasing the degree to which Company activity may be central to these issues going forward:

> In our view, the current storage by the government of bulk meta-data creates potential risks to public trust, personal privacy, and civil liberty. We recognize that the government might need access to such meta-data, which should be held instead either by private providers or by a private third party. This approach would allow the

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[19] The President's Review Group on Intelligence and Communications Technologies, LIBERTY AND SECURITY IN A CHANGING WORLD, December 12, 2013. http://www.whitehouse.gov/sites/default/files/docs/2013-12-12_rg_final_report.pdf

[20] Senator Edward J. Markey (D-Mass.) has introduced legislation that does not focus on NSA or other intelligence agencies' programs, and would require a warrant to obtain GPS location data, impose limits on how long carriers can keep customers' phone data, and mandate routine disclosures by law enforcement agencies on the nature and volume of requests they make of carriers. Nakashima, Ellen, "Agencies collected data on Americans' cellphone use in thousands of 'tower dumps'," *The Washington Post*, December 8, 2013. *See also* Chen, Brian X, "A Senator Plans Legislation To Narrow Authorities' Cellphone Data Requests," *The New York Times*, December 9, 2013, discussing discrepancies among telecom companies in their data-sharing policies, records retention policies, and requirements of warrants versus subpoenas in responding to data requests, staff time dedicated to complying with requests and reimbursement for this work by the government.

[21] The declassified FISA Court opinion by Judge Claire V Eagan revealed that no telecoms company has ever challenged the court's order for bulk collection of phone records and implied that by failing to challenge the legality of the program through legal means, such as an appeal, the phone companies were passively accepting its constitutional status. Pilkington, Ed. "Phone companies remain silent over legality of NSA data collection," *The Guardian*, September 18, 2013.

> government access to the relevant information when such access is justified, and thus protect national security without unnecessarily threatening privacy and liberty.

Although it addresses the major issue of *NSA* data collection, ***it also raises the prospect of continuing, or even expanding, the extent to which telecom arrangements with the government may undermine customer confidence in privacy protection.*** The recommendations of the review panel, and the evolving relationship between national surveillance and telecommunication services, are likely to continue to be subject to high-profile debate for sometime to come. For instance the Washington Post reported reaction to the review group recommendation on December 25, 2013:

> Civil libertarians consider mandated phone-company or third-party storage an unacceptable "proxy" for the NSA's holding of the database. Last Thursday, a group of privacy advocates met with White House officials and urged them not to seek legislation to mandate data retention, among other things.[22]

This issue has also drawn a high deal a high degree of interest from the media. Some examples include: Zarroli, Jim, "Phone Companies Distance Themselves from NSA," *National Public Radio*, May 16, 2006;"AT&T Revises Privacy Policy," *Los Angeles Times*, June 22, 2006; Siobhan Gorman, Evan Perez, & Janet Hook, "U.S. Collects Vast Data Trove," *The Wall Street Journal*, June 7, 2013; Gustin, Sam, "Verizon, AT&T Challenged on NSA Spying," *Time*, November 21, 2013; Moritz, Scott, "AT&T Rejects Proposal to Report U.S. Requests for User Info," *Bloomberg*, December 6, 2013; Nakashima, Ellen, "Agencies collected data on Americans' cellphone use in thousands of 'tower dumps'," *The Washington Post*, December 8, 2013; Chen, Brian X, "A Senator Plans Legislation To Narrow Authorities' Cellphone Data Requests," *The New York Times*, December 9, 2013; Gustin, Sam, "NSA Spying Scandal Could Cost U.S. Tech Giants Billions," *Time*, December 10, 2013; Cecilia Kang & Ellen Nakashima, "Tech Executives to Obama: NSA spying revelations are hurting business," *The Washington Post*, December 17, 2013; Savage, Charlie, "Judge Questions Legality Of NSA Phone Records," *The New York Times*, December 17, 2013.

Failure to persuade customers of a genuine and long-term commitment to their privacy rights could present AT&T with serious financial, legal and reputational risks. The nexus to the Company is clear, as is the case for encouraging the Board of Directors to expand its oversight of the company's responses to constitutionally implicated privacy issues, with a view toward making AT&T a leader in advocacy of consumer privacy.

## CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the Company to demonstrate that it is entitled to exclude a proposal." The Company has

[22] http://www.washingtonpost.com/world/national-security/if-not-the-nsa-who-should-store-the-phone-data/2013/12/25/df00c99c-6ca9-11e3-b405-7e360f7e9fd2_print.html

not met that burden that the Proposal is excludable under Rule 14a-8(i)(3), Rule 14a-8(i)(10) or Rule 14a-8(i)(7).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Neil Maizlish
John Harrington
Wayne A. Wirtz, AT&T

## EXHIBIT A
## SHAREHOLDER PROPOSAL

Engaging the Board of Directors to Protect Americans' Civil Rights

Whereas:

The issue of massive government surveillance of the United States population has become front page news following the release of information by Edward Snowden;

Whereas:

Our company is one of the country's largest telecommunications corporations with over 100 million customers;

Whereas:

Our company's board of directors have fiduciary responsibilities to the company and its shareholders. In governance of one of the largest telecommunications companies in the US and global economy, those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights;

Whereas:

The release to the government of millions of private citizens' communications records is a violation of basic civil rights, that many believe foreshadows a totalitarian state;

Therefore Be It Resolved:
Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight.

Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By email: shareholderproposals@sec.gov

December 6, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. – Request to Exclude Shareholder Proposal Submitted by Harrington Investments, Inc. on behalf of Neil Maizlish

Ladies and Gentlemen:

AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), intends to exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Harrington Investments, Inc. on behalf of Neil Maizlish (the "Proponent"). We have sent copies of this correspondence to the Proponent.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent is required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

**THE PROPOSAL**

The Proposal is entitled "Engaging the Board of Directors to Protect Americans' Civil Rights." Following several "Whereas" clauses, the Proposal sets forth the following resolution to be voted on by shareholders at the 2014 Annual Meeting:

> "Therefore Be It Resolved: Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects

the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight."

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

## ARGUMENT

### *I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.*

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

If a proposal provides a standard or criterion by which a company is supposed to measure its implementation of the proposal, that standard must be clear to both the company and its shareholders. The Staff has consistently found that when proposals fail to adequately describe or make clear the key substantive provisions by which the company is supposed to measure its implementation of the proposal, that proposal may be excluded as vague and indefinite. See, e.g., *The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *Puget Energy Inc.* (Mar. 1, 2002) (concurring in the exclusion of a proposal requesting that the company pursue a policy of "improved corporate governance" as vague and indefinite); *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite); and *AT&T Inc.* (Feb. 16, 2010) (concurring in the exclusion of a proposal that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term as vague and indefinite).

Here, the Proposal is fundamentally vague and indefinite in its treatment of the essential elements of the review requested of the Company's directors and the external standards by which the scope of their review is to be measured. The heart of the Proposal is that "the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution,..."

The Proposal does not describe or define in any meaningfully determinate way what is meant by the "moral" duty of corporate directors. As this term is used in addition to "legal fiduciary" and "ethical," it presumably encompasses a standard of conduct outside of the law and ethics – otherwise, it would be redundant. In the most basic sense, this term involves questions of right and wrong behavior, but beyond this, the term has no specific meaning without an articulated framework of values. The corporate governance literature does not use the term "moral" to describe or discuss the duties of corporate directors. For example, the American Bar Association's publication, *Corporate Director's Guidebook*, which is the most frequently cited handbook in its field, does not use this term whatsoever.[1]

In addition, while we understand, and our directors understand, what directors' "legal fiduciary duties" are, we believe that the Proposal has a different view of what those duties entail. One of the Proposal's "Whereas" clauses states that, "Our company's board of directors have fiduciary duties to the company and its shareholders. In governance of one of the largest telecommunications companies in the US and global economy, <u>those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights</u>" (emphasis added). In light of this "Whereas" clause, it is not clear whether the Proposal covers legal fiduciary duties as they exist today, or instead, the Proponent's normative vision of what those duties should be – a vision that would include the new fiduciary duty to "safeguard and protect our customers' fundamental Constitutional rights."

The terms "moral, ethical, and legal fiduciary" also modify "opportunities" – resulting in a phrase that, in its application to corporate directors and to corporate governance generally, is entirely novel and without precedent. AT&T does not have any policies and procedures relating to directors' "moral, ethical and legal fiduciary...opportunities." We strongly doubt that shareholders voting on the Proposal would understand what "moral, ethical and legal fiduciary...opportunities" are – we do not know what they are – and we do not believe that we could take any action on this aspect of the Proposal with reasonable certainty that we are adhering to the Proposal.

In addition, the purpose of the review of the Company's policies and procedures relating to directors' duties and opportunities is "to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution." The title of the Proposal, "Engaging the Board of Directors to Protect Americans' Civil Rights," suggests that the scope of the review could be even broader than the foregoing reference to privacy rights. At the same time, the

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[1] *Corporate Director's Guidebook* (6[th] ed. 2011).

"Whereas" clauses of the Proposal reference "basic civil rights" and "fundamental Constitutional rights" as concerns to be addressed by the Proposal.

The U.S. Constitution contains no express right to privacy. The development of the jurisprudence of the right to privacy since the 1920s has been and continues to be highly controversial. The Proposal references no provisions in the Constitution, cites no constitutional doctrine, and articulates no specific privacy rights among those protected by the Constitution. Some shareholders could interpret the Proposal as calling for a review and a report that are limited to those rights to privacy protected by the Constitution that are directly applicable to AT&T's customers, to the day-to-day operations of the Company or to the issues highlighted in the Proposal (principally, government surveillance and the release of communication records to government agencies). Given the plain language of the Proposal, however, others could interpret the Proposal as requiring a review of how the Company would protect the rights of all U.S. citizens with respect to any right to privacy protected by the Constitution, since the "Resolved" clause is not limited to AT&T's customers or to any specific right to privacy. The "privacy rights of American citizens as protected by the U.S. Constitution" include, among others, the right to marry, the right to use contraceptives, and the right to possess pornography. Others still may not have any definite sense of what privacy rights are or are not protected under the Constitution in any event and therefore may be uncertain about which specific rights the review would be focused on. For example, most of the affirmative obligations on the Company to protect customer communications data come from statutes, and not the U.S. Constitution. Finally, as the privacy rights protected by the Constitution are intended to protect individuals from an overreaching government, the Proposal does not explain how or why the Company could "ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution." In light of these potential multiple interpretations, "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

Recent Staff precedent indicates that, in particular, referencing external standards in a proposal without properly defining the particulars of those standards renders a proposal so vague and indefinite as to be inherently misleading. For example, in *Dell Inc.* (Mar. 30, 2012), it was framing the proxy access proposal in reference to the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the actions required, and in *The Boeing Co.* (Mar. 2, 2011), it was referencing "executive pay rights" without sufficiently explaining the meaning of that phrase. <u>See also</u> *Wendy's Int'l Inc.* (Feb. 24, 2006) (concurring in the exclusion of a proposal where the term "accelerating development" was found to be unclear); and *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was subject to multiple interpretations). Here, the Proponent has framed the nature and scope of the Proposal in reference to two standards, and in neither case does the Proposal properly define the particulars of those standards: first, the Proposal fails to describe or define in any meaningfully determinate way what is meant by "moral, ethical and legal fiduciary duties and opportunities," and second, the Proposal fails to provide any guidance with respect to the scope of the directors' review of "the privacy rights of American citizens protected by the U.S. Constitution" or how the Company should ensure that such rights are protected. In short, if "SEC Rule 14a-8(b) eligibility requirements" and "executive pay rights" were viewed as vague and misleading without sufficient explanation in *Dell* and *Boeing*, respectively, then surely "directors' moral, ethical and legal fiduciary duties and opportunities" and "the privacy rights of American citizens protected by the U.S. Constitution" – which are far more complex subject matters and for which there is no explanation in the Proposal whatsoever – are also sufficiently vague and misleading so as to be inherently misleading.

Accordingly, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what should or should not be reviewed and reported on pursuant to the terms of the Proposal. The Proposal, therefore, should be excluded on the basis that it is so vague and indefinite as to be inherently misleading.

***II. The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.***

Even if the Staff does not agree that the Proposal may be excluded as vague and indefinite so as to be inherently misleading, the Company has already taken those actions that can be discerned from the Proposal and has therefore already implemented the Proposal's essential objectives. Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." A company need not have implemented each element in the precise manner suggested by the proponent.[2] Rather, the actions taken by a company must have addressed the proposal's "essential objective." See *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (emphasis added).

The Company interprets the Proposal – which interpretation could very well differ from shareholders', since it is our view that the Proposal is so vague and indefinite so as to be misleading – as having two "essential objectives": first, that the Board of Directors conduct a review of company policies and procedures relating to the protection of customer communications records; and second, that the Board of Directors report to shareholders on its findings no later than six months following the 2014 Annual Meeting. As described in further detail below, the actions that the Company has already taken with respect to these matters "compare favorably" with the Proposal, and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

*Review of the Company's Policies and Procedures with Respect to Privacy Rights*

The Proposal requests that the board of directors conduct a "review [of] the company's policies and procedures" specifically relating to the protection of the privacy rights of American

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[2] See Release No. 34-20091 (Aug. 16, 1983).

citizens. AT&T's Board of Directors already routinely reviews the Company's policies and procedures with respect to the protection of privacy rights.

In particular, the Board has established the Public Policy and Corporate Reputation Committee of the Board of Directors (the "Public Policy Committee"), which has direct oversight of privacy-related issues. As stated in the Public Policy Committee's charter, attached to this letter as Exhibit B, its purpose is "to assist the Board in its oversight of policies related to protecting the Company's reputation, including its public policy positions, social responsibility efforts and the Company's brands."[3] The Public Policy Committee met four times in 2012 and three times in 2013 to review and oversee AT&T's policies and procedures relating to public policy issues, including with respect to privacy concerns.

Separately, the Board of Directors has also established a "Citizenship & Sustainability Steering Committee" comprised of senior executives and officers from across the Company. This steering committee reports to and advises the Board on management's perspectives on issues relating to corporate citizenship and sustainability priorities, including with respect to privacy-related policies and procedures. The Company's management also employs expert teams in more than twenty different areas of citizenship, sustainability, and policy-related subject matters to enhance its review of Company policies and procedures. This review and oversight by management is in turn reflected in reports to, and collaboration with, the Board of Directors in its oversight of the Company's privacy-related policies and procedures.

*Disclosure Regarding Privacy Issues*

The Proposal asks for a "report" to be issued subsequent to the Board's review. No parameters are provided for what the report should address or what form the report should take. The Staff has consistently allowed shareholder proposals requesting a report to be excluded where the company has already addressed the essential objective of the proposal, even if it has not issued a separate report in response to the proposal. See, e.g., *Exxon Mobil* (Jan. 24, 2001) (concurring that a proposal for the board to review a pipeline project, develop criteria for involvement in the project, and report to shareholders was substantially implemented by prior analysis of the project and publication of such information on company's website); *Pfizer Inc.* (Jan. 11, 2013) (concurring that a proposal requesting the company report on efforts to reduce the use of animal testing was substantially implemented where the company had already published a report on such efforts); *Kmart Corp.* (Feb. 23, 2000) (concurring that a proposal for the board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct).

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[3] As stated in the Public Policy Committee's charter: "The Committee shall have the authority to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues. Such issues may include but are not limited to volunteerism, philanthropy, education, privacy, diversity, healthcare advocacy, environmental policy, and the preparation of sustainability reports" (emphasis added) (available at http://www.att.com/gen/investor-relations?pid=5613).

The Company publicly discloses a substantial amount of information regarding its privacy-related policies and procedures, as well as the Company's governance practices relating to its review of such policies and procedures. This information is provided principally through the Company's website. These disclosures include the following:

- Committee Charters and Governance Policies and Procedures: As discussed above, the Company publishes on its website the charters of each of its standing committees, including the Public Policy Committee. On the Company's corporate governance home page, available at http://www.att.com/gen/investor-relations?pid=5609, shareholders can find information about the role of the board and management in reviewing and overseeing privacy issues that affect AT&T, its shareholders, employees, customers and the communities in which it operates. These materials are reviewed and updated by the board and management as necessary. The charter of the Public Policy Committee, for example, was updated last year.

- Privacy Policy: AT&T publishes a comprehensive Privacy Policy, attached to this letter as Exhibit C, which was updated as recently as September 2013.[4] The Privacy Policy is the official statement of the Company's policies, practices and procedures for protecting the confidentiality of customer information, including what customer information is collected and how it can be used, when and to whom it may be disclosed (including to law enforcement and other government agencies) and how the Company implements and updates its privacy policies, practices and procedures. The Privacy Policy would be at the core of any report on privacy that the Board would issue. Among other things, the Privacy Policy provides that personal identifying information may be provided to third parties only when permitted or required by law and only in a limited number of specific instances, for example, to "[n]otify, respond or provide information (including location information) to a responsible governmental entity in emergency or exigent circumstances or in situations involving immediate danger of death or serious physical injury." The Privacy Policy also notes that the Company must share certain information under limited circumstances in order to comply "with court orders, subpoenas, lawful discovery requests and other legal or regulatory requirements, and to enforce our legal rights or defend against legal claims."

- Code of Business Conduct: AT&T has adopted a Code of Business Conduct, attached to this letter as Exhibit D, which is disseminated to AT&T's customers.[5] As stated in the "Our Commitment to Our Customers" section of the Code:
    - "**We guard the privacy of our customers' communications.** We protect the privacy of our customers' communications. Not only do our customers demand this, but the law requires it. Consistent with this principle, although we comply

[4] See AT&T Privacy Policy (available at http://www.att.com/gen/privacy-policy?pid=2506).

[5] See AT&T Code of Business Conduct (available at: http://www.att.com/Common/about_us/downloads/att_code_of_business_conduct.pdf).

with government requests for customer communications, we do so only to the extent required by law. Maintaining the confidentiality of communications is, and always has been, a crucial part of our business.

- "**We protect the information about our customers that they entrust to us.** AT&T possesses sensitive, detailed information about our customers, who rely on AT&T to safeguard that information. Laws and regulations tell us how to treat such data. Any inappropriate use of confidential customer information violates our customers' trust and may also violate a law or regulation. Preserving our customers' trust by safeguarding their private data is essential to our reputation."

As requested by the Proposal, AT&T already has established processes, including the establishment of a standing board committee, for the Board of Directors to review the full range of privacy policies, practices and procedures related to the operation of its business, and the Company discloses information about these policies, practices and procedures to its shareholders through publications available on its website. Indeed, it is not clear what else the Company would need to do to implement the Proposal's essential objectives. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2014 Proxy Materials.

***III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with Matters of Ordinary Business Operations and Does Not Raise a Significant Policy Issue.***

AT&T may also exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters that relate to the ordinary business operations of the Company.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting,"[6] and two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[7] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[8]

In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined that it will consider whether the

[6] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[7] Id.

[8] Id.

subject matter of the report involves a matter of ordinary business. If it does, the proposal can be excluded even if it requests only the preparation of the report and not the taking of any action with respect to such ordinary business matter.[9]

*Protecting Customer Privacy Is a Management Function.*

The Proposal requests that the board of directors "review the company's policies and procedures" to "ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution." Such a review would include AT&T's policies and procedures for the protection of customer information.

The development and implementation of policies and procedures for the protection of customer information, including the circumstances under which that information may or must be lawfully disclosed, is a core management function and an integral part of AT&T's day-to-day business operations. The level of privacy provided by AT&T to its customers is fundamental to its service offerings and its ability to attract and retain customers. AT&T has over 100 million customers in 100 countries. Management is in the best position to determine what policies and procedures are necessary to protect customer privacy, to ensure compliance with applicable legal and regulatory requirements in the states and countries in which we operate, and to apprise AT&T's customers of the steps that are taken to protect their privacy. To that end, among other things, AT&T has adopted a Privacy Policy, appointed a Chief Privacy Officer and trained relevant employees on compliance with Company policies and procedures. AT&T's Code of Business Conduct, as mentioned above, addresses the Company's actions to "guard the privacy of our customers' communications" and to "protect the information about our customers that they entrust to us." In requesting a review and report on the Company's policies and procedures to "ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution," the Proposal impermissibly seeks to subject AT&T's customer relations' polices and practices to shareholder oversight and is therefore excludable under Rule 14a-8(i)(7).

The Staff has long recognized that the protection of customer privacy is a core management function, not subject to shareholder oversight, and has accordingly allowed companies to exclude proposals requesting reports on issues related to customer privacy. For example, in the telecommunications context alone, in *AT&T Inc.* (Feb. 7, 2008), a shareholder proposal requested that AT&T's Board of Directors prepare a report that discusses "the policy issues that pertain to disclosing customer records and the content of customer communications to federal and state agencies without a warrant, as well as the effect of such disclosure on the privacy rights of customers." The proposal also emphasized the importance of these issues in light of customers' right of privacy. The Staff permitted AT&T to exclude the proposal on the ground that it related to "AT&T's ordinary business operations (i.e., procedures for protecting customer information)." In *Verizon Communications, Inc.* (Feb. 22, 2007), a shareholder proposal requested that the company prepare a report describing "the overarching technological, legal and ethical policy issues surrounding the disclosure of customer records and communications content" to government and non-government agencies. The proposal also emphasized the importance of these issues in terms of customers' freedom of expression. The

---

[9] Release No. 34-20091.

Staff allowed Verizon to exclude the proposal from its proxy materials on the ground that it related to "Verizon's ordinary business operations (i.e., procedures for protecting customer information)."

The Staff has also reached the same conclusion in other business contexts. For example, in *AT&T Inc.* (Jan. 26, 2009), a shareholder proposal requested that AT&T's Board of Directors prepare a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet," such as the "social and political effects of collecting and selling personal information to third-parties...." The Staff permitted exclusion on the basis that the proposal related to "AT&T's ordinary business operations (i.e., procedures for protecting user information)." In *Bank of America Corp.* (Feb. 21, 2006), a shareholder proposal requested that Bank of America's Board of Directors prepare a report on the bank's policies and procedures for ensuring the confidentiality of customer information, citing several instances of theft of customer information and breaches of cybersecurity. The Staff permitted exclusion on the basis that the proposal related to "Bank of America's ordinary business operations (i.e., procedures for protecting customer information)."

*Overseeing Legal Compliance is a Management Function.*

The Proposal can also be properly excluded under Rule 14a-8(i)(7) because it relates to the Company's conduct of its legal compliance program. As stated in AT&T's Privacy Policy, "there are occasions when we provide Personal Information to other companies or other entities, such as government agencies, credit bureaus and collection agencies, without your consent. Some examples include sharing to: Comply with court orders, subpoenas, lawful discovery requests and other legal or regulatory requirements...." The Proposal's request for a review and report on the Company's policies and procedures to "ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution" in light of the alleged "release to the government of millions of private citizens' communications records" relates to the Company's compliance with the legal process, which falls squarely within the confines of the Company's ordinary business. Each year, AT&T processes hundreds of thousands of requests for customer information that AT&T receives in the ordinary course of its day-to-day operations from law enforcement agencies and courts throughout the world, such as in the form of subpoenas issued in connection with official criminal investigations, court orders and search warrants issued under the Federal Rules of Criminal Procedure or equivalent state warrant procedures upon a showing of probable cause. Many of these requests are fulfilled in real time as AT&T responds to fire and police emergencies as they occur. To handle these requests, AT&T employs over 130 processors in multiple locations to handle this volume.

The Staff has consistently recognized a company's compliance with law as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For example, in *The AES Corp.* (Jan. 9, 2007), a shareholder proposal sought the creation of a board oversight committee to monitor company compliance with federal, state and local laws. The company argued that compliance with law was so fundamental to management's ability to run the company – particularly since it operated in a heavily regulated industry sector (energy), in which the understanding of and compliance with applicable national, provincial and municipal regulations was critical to its ability to generate, distribute and sell power in any country – that it could not, as a practical matter, be subject to direct shareholder oversight. The Staff concurred with the exclusion of the proposal, noting that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)." See also *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations could be excluded as relating to the ordinary business of conducting a legal compliance program).

*The Proposal Does Not Focus on a Significant Policy Issue.*

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote."[10]

We recognize that claims made by former NSA contractor Edward Snowden to The Guardian and The Washington Post in June of this year about the NSA's alleged surveillance activities have generated recent media coverage. These articles have reported that the NSA sought and obtained an order from the Foreign Intelligence Surveillance Court ("FISC") that required Verizon to disclose certain information relating to telephone calls in the U.S. The articles suggest that other FISC orders may require similar disclosures by other communications carriers. Under the Foreign Surveillance Intelligence Act, carriers are prohibited from publicly disclosing FISC orders or the actions that carriers take to comply with the orders.

In the ensuing public debate, no one has seriously disputed that carriers are under an obligation to comply with court orders, so the focus of the media reports has been on the appropriateness of the underlying government surveillance policies and on the government's data collection practices. Thus, the debate in the press and before Congress has focused on proposals to reform the government's practices and the governing legal requirements, not on the disclosure practices of communications carriers with respect either to routine law enforcement requests or alleged court orders that mandate that they provide assistance to the government and that they not disclose that assistance.

Hence, the issue of carrier disclosure practices regarding the NSA's alleged surveillance data collection practices and the "requests for customer data made on the Company by government agencies" more generally has not been raised to the level of "consistent topic of widespread public debate,"[11] *i.e.*, "sustained public debate over the last several years"[12] – which

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[10] 1998 Release.

[11] See *AT&T* (Feb. 2, 2011) ("We further note that although net neutrality appears to be an important business matter for AT&T and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7).") (emphasis added).

are the Staff's characterizations of the standard that must be met in order for a policy to be deemed to be a "significant policy" for purposes of avoiding exclusion under Rule 14a-8(i)(7).[13] In addition, this issue has not been seasoned by the test of time. It remains to be seen whether this issue will engender sustained public interest and debate.

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Sincerely,

Wayne Wirtz

Encl: Exhibit A

cc: Neil Maizlish (via email: john@harringtoninvestments.com)

[12] See *AT&T* (Feb. 10, 2012) ("In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).") (emphasis added).

[13] The Commission has directed the Staff to "use the most well-reasoned and consistent standards possible, given the inherent complexity of the task." 1998 Release.

# EXHIBIT A

HARRINGTON
INVESTMENTS INC

RECEIVED

NOV 11 2013

CORPORATE
SECRETARY'S OFFICE

November 8, 2013

AT&T Corp
Senior Vice President and Secretary
208 S. Akard Street, Suite 3241
Dallas, TX 75202

**RE: Shareholder Proposal**

Dear Secretary,

I hereby submit on behalf of our client, Neil Maizlish, the enclosed shareholder proposal for the 2014 shareholder meeting of AT&T Corp.

This proposal is submitted for inclusion in the 2014 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Harrington Investments submits this proposal on behalf of our client, who is the beneficial owner, per rule 14a-8, of more than $2,000 worth of AT&T common stock acquired more than one year prior to today's date. Our client will remain invested in this position through the date of the company's 2014 annual meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. We will send a representative to the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

If you desire to discuss the substance of the proposal, please contact me at (707) 252-6166.

Sincerely,

John C. Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

## Engaging the Board of Directors to Protect Americans' Civil Rights

Whereas:

The issue of massive government surveillance of the United States population has become front page news following the release of information by Edward Snowden;

Whereas:

Our company is one of the country's largest telecommunications corporations with over 100 million customers;

Whereas:

Our company's board of directors have fiduciary responsibilities to the company and its shareholders. In governance of one of the largest telecommunications companies in the US and global economy, those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights;

Whereas:

The release to the government of millions of private citizens' communications records is a violation of basic civil rights, that many believe foreshadows a totalitarian state;

Therefore Be It Resolved:

Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight.

NOV. 8. 2013 1:19PM CHARLES SCHWAB NO. 914

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

November 8, 2013

AT&T Corp
Senior Vice President and Secretary
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

RE: Account

Dear Secretary:

This letter is to verify that Neil Maizlish has continuously held at least $2,000 in market value of AT&T (Ticker: T) stock for at least one year prior to November 8, 2013.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Patricia Stewart
Advisor Services
Charles Schwab & Co. Inc.

at&t

Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

November 14, 2013

***BY E-MAIL: john@harringtoninvestments.com***

John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

We have received your letter, which was submitted on November 8, 2013, containing a stockholder proposal on behalf of Neil Malzlish (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2014 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including November 8, 2013. The letter from Charles Schwab you provided does not verify that the required amount of shares were continuously held for at least the one-year period preceding and including November 8, 2013.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.* Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul Wilson

Paul M. Wilson
General Attorney

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013
November 26, 2013

AT&T Corp
Senior Vice President and Secretary
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

RE: Account

Dear Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Neil A.Maizlish Individual account and which holds in the account 100 shares of common stock in AT&T. These shares have been held continuously for at least one year prior to and including November 8, 2013

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc. 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Leatha Thornton

Rep name
Advisor Services
Charles Schwab & Co. Inc.